UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

(Commission File No. 1-14728)

Lan Airlines S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __ No X

Santiago, Chile, March 17, 2006 –The board of directors of LAN Airlines S.A. (“LAN”), following a recommendation from management, which was analyzed and ratified by the Company’s external auditors, has decided to modify the accounting policy governing LAN’s aircraft maintenance expenses.

This change is driven by the growth LAN’s fleet and operations have experienced in recent years. It aligns the Company’s accounting policy related to aircraft maintenance with that of other major international carriers.

The new policy will be effective retroactively from January 1, 2006. The change will generate a US$40.3 million non-operating, non-recurrent pre-tax benefit during the first quarter of 2006, due to the elimination of provisions constituted using the previous method. The change in accounting policy is expected to generate a US$2 million positive impact in operating results for the full year 2006.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Alejandro de la Fuente – Chief Financial Officer	Maria Barona/Melanie Carpenter
Andrés Bianchi – Head of Investor Relations	lan@i-advize.com
andres.bianchi@lan.com	i-advize Corporate Communications, Inc.
Tel: (56-2) 565-3944/3947	Tel: (212) 406-3690

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2006

Lan Airlines S.A.
/s/Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer